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Reply Attention of          William L. Macdonald
Direct Tel.                          604.648-1670
EMail Address                  wmacdonald@wlmlaw.ca
Our File No.                       12016-001

October 24, 2012

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:	Jay Ingram
Assistant Director

Dear Sirs:
Re:	Pacific Green Technologies Inc. (the “Company”) Amendment No. 3 to Registration Statement on Form 10 Filed October 16, 2012 File No. 000-54756

We are the solicitors for the Company.  We refer to your letter of October 24, 2012 addressed to the Company with your comments on the Company's Registration Amendment No. 3 to Registration Statement on Form 10, filed October 16, 2012.  For your ease of reference, our responses to your comments are numbered in a corresponding manner:
General

1.
Comment:  We note your revisions in response to comment one of our letter dated October 2, 2012.  However, the Form 10 continues to contain disclosure on page 22 stating that you will have an extended transition period of complying with new or revised accounting standards, while your disclosure on page 13 says you have irrevocably opted out of the extended transition period.  Please reconcile your disclosure.

Response: The inconsistent sentence in the relevant risk factor has been revised.

Yours truly, W.L. MACDONALD LAW CORPORATION Per: /s/ William L. Macdonald William L. Macdonald

WLM/sk

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